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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 0-11402

                           NOTIFICATION OF LATE FILING

[X] FORM 10-K [ ] FORM 20-F [ ] FORM-11K [ ] FORM 10-Q [ ] FORM N-SAR

     For period Ended: March 31, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended: Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     Part I


                             REGISTRANT INFORMATION

Full name of registrant: Telxon Corporation

Former name, if applicable: Not applicable

Address of principal executive office: 3330 West Market Street

City, state and zip code: Akron, Ohio 44333


                                    PART II


                            RULE 12B-25 (B) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III


                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     As previously reported in the Registrant's press release of June 16, 1999 (the "June Release"), as filed under cover of a Form 8-K of even date, the closing of the Registrant's fiscal fourth quarter ended March 31, 1999 has been complicated with sorting out the effects of the Registrant's restatements discussed in the Registrant's press release of January 27, 1999 (the "January Release"), also filed under cover of a Form 8-K of that date, and in the June Release. As a result, the Registrant's preparation of its financial statements for the quarter and fiscal year ended March 31, 1999 and the outside audit of those annual financial statements, as well as the Registrant's preparation of the companion disclosures, together constituting the subject Form 10-K cannot be completed for filing within the period prescribed by Form 10-K. Registrant's management presently expects to be able to file the Form 10-K as contemplated by Rule 12b-25(b)(2).
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                                    PART IV


                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Woody M. McGee            (330)                  664-1000
           (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [ ] Yes [X] No

The Registrant was unable timely to file the Form 10-Q for its third quarter ended December 31, 1998 but has timely made all other filings required during the preceding 12 months.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Based on the information presently available and as previously reported in the June Release, the Registrant anticipates that the earnings statement for the Registrant's fourth fiscal quarter ended March 31, 1999, as well as the results for the full fiscal year then ended, as will be reflected in the annual financial statements to be included in the report will reflect lower revenues than realized in the corresponding fiscal 1998 periods and a significant net loss for the fiscal 1999 periods (as noted in the June Release, the net loss for the fiscal 1999 fourth quarter will include adjustments related to the Registrant's program to "end-of-life" and discontinue certain of its products) as compared to the net profit for the corresponding prior fiscal year periods. Insofar as the Registrant's results for the subject fiscal 1999 periods, and in turn the nature and extent of the differences in results from the corresponding fiscal 1998 periods, are dependent upon the completion of the closing of the fiscal fourth quarter and the audit of the full fiscal year as discussed in the response to Part III above, those results cannot reasonably be estimated, and the differences from the prior periods cannot be quantified, at this time, other than to note that, as stated in the June Release, revenues for the fourth quarter of fiscal 1999 are anticipated to be in the mid $70 million range; revenues in the corresponding fiscal 1998 period, based on the restated results set forth in the January Release, were $131 million.


                               TELXON CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 1999            By:  /s/ Woody M. McGee
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                                    Woody M. McGee
                                    Vice President, Chief Financial Officer